 K R A M E R   L E V I N   N A F T A L I S   &   F R A N K E L   LLP

                                                       Alexander J. Freedman
                                                       Associate
                                                       Phone:  212-715-9379
                                                       Fax:  212-715-8101
                                                       AFreedman@KRAMERLEVIN.com

                       September 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561

Attn:  Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 Form 6-Ks Filed on February 17, 2009 and May 12, 2009 File No. 333-06208

Dear Ms. Collins:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated August 28, 2009 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) and the Company’s Response Letter dated August 6, 2009.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum in their entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

                                              Regards

                                             /s/ Alexander J. Freedman
                                             Alexander J. Freedman

cc:      Melissa Feider, Division of Corporation Finance

M E M O R A N D U M

TO:	Kathleen Collins of the Division of Corporation Finance

FROM:	Varda Sagiv

DATE:	September 30, 2009

RE:	BluePhoenix Solutions Ltd.

File No. 333-06208

Please find attached BluePhoenix Solutions Ltd.’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to BluePhoenix Solutions Ltd., dated August 28, 2009.

Please note that we have attached as Exhibits to our responses certain excerpts from the 2008 Form 20-F which set forth proposed revisions to the filing. Once the Staff indicates that it has no further comments with regard to the filing, we intend to file an amended Form 20-F containing the final revised text. We have marked the relevant Exhibits containing excerpts from the Form 20-F to reflect changes made from the text of the Form 20-F.

BluePhoenix Solutions Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 38

Overview, page 38

1.
We note your response to prior comment 2 and your proposed revisions to the Overview discussion as provided in Exhibit A. We also note that some of the key financial and operating data used in evaluating your results include revenue growth, operating margin, recurring revenues, pipe-line, cash flow and adjusted EBITDA. If management uses this information in evaluating the business, then tell us why you do not include a further discussion of these factors and their impact on your business within your results of operations discussions. Please explain or revise your disclosures accordingly.

Company Response:

In response to the Staff’s comment, Exhibit A attached hereto as a proposed revision to the “Overview” section of Item 5, contains a discussion of the key financial and operating data used in evaluating our results. In addition, Exhibit B attached hereto as a proposed revision to the “Operating and Financial Review and Prospects—Operating Results” section of Item 5, contains further discussion with respect to the quantitative information of the key financial and operating data used in evaluating our results.

2.
Also, while we note that management uses “adjusted EBITDA” in evaluating your operations, it is not clear if you intend to disclose adjusted EBITDA information in your filings. To the extent that you intend to include a discussion of this non-GAAP measure in your filed documents, please revise your disclosures to include the following information as required by Question 8 of the Division of Corporation’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Your current disclosures appear to be limited to a discussion regarding the reasons for presenting the non-GAAP measure, EBITDA (and not “adjusted EBITDA”). Further, the proposed disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Additionally, it is unclear why excluding stock-based compensation charges is appropriate considering these are recurring in nature and appear to be a key incentive offered in the achievement of your goals as an organization. Please revise your disclosures accordingly and provide supplemental disclosures that you intend to include in your future filings.

Company Response:

In response to the Staff’s comment, Exhibit A attached hereto contains information with regard to the adjusted EBIDTA parameter to the extent the Company believes it will add to a better understanding of its business.

Generally, in the high-tech industry, stock based compensation is a common component as well as routine and significant component of compensation for substantially all the operational employees (R&D, customer support, field engineers, project managers etc.). However, this is not the case for BluePhoenix. The Company uses stock-based compensation as an incentive only for certain individuals who are part of the executive management. Furthermore, such incentives include mainly restricted stock units (“RSUs”) which are measured based on the share price at the grant date. RSUs are affected by historical stock prices which are irrelevant for a forward-looking view and are not necessarily linked to the operational performance, and therefore are usually excluded in investors’, analysts’ and/or management’s analyses of the Company’s operational performance.

A. Operating Results, page 48

3.
We note your proposed revisions in Exhibit C provided in response to prior comment 5. Your proposed disclosure, however, does not address pricing other than to say that you began to feel the effect of the crisis on your business in regard to pricing. Disclosure provided in response to Item 303(a)(3)(iii) of Regulation S-K should be specific and, to the extent possible, quantitative. Please revise your proposed disclosure to discuss in more specific terms how pricing for your products and services was affected during the fiscal years covered and whether changes in revenues were attributable more to changes in pricing or to changes in volume.

Company Response:

In response to the Staff’s comment, Exhibit B attached hereto includes a proposed addition to the discussion regarding the increase in revenues versus increased pressure on pricing due to the economic crisis. We revised our disclosure to reflect the pricing pressure that started to impact us during the second half of 2008. The pricing pressure resulted in contracting legacy modernization projects with lower prices for a number of new customers.

The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing. We have included this fact in the revised disclosure.

Item 18. Financial Statements

Note 1. Summary of Significant Accounting Policies

I. Goodwill and Other Purchased Intangible Assets, page F-11

4.
We note from your response to prior comment 12 that you concluded a written consent of the valuation specialist is not required to be obtained because the valuation report was a significant factor, but not the sole factor used in your goodwill impairment analysis. We also note your proposed revisions to reference using the “assistance of” the specialist in Exhibit A to your response letter. Tell us if you considered removing the reference to the use of the third-party valuation specialist or expanding your disclosure to further address the nature and extent of the specialist’s assistance.

Company Response:

In response to the Staff’s comment, the reference to third party assistance in conducting the impairment tests, which was included in Exhibit A to our response letter dated August 6, 2009, was removed from Exhibit A attached hereto. In addition, Exhibit C attached hereto contains a proposed revision to Note 1.I. to the financial statements to reflect this change.

Note 2. Certain Transactions, page F-23

5.
We note from Exhibit B provided in connection with your response to prior comment 13 that your revenue growth rates were zero, 5%, 15%, 10%, and 7% for fiscal 2009, 2010, 2011, 2012, and 2013, respectively. We also note from your Form 6-K filed on August 11, 2009 that revenue for the six months ended June 30, 2009 decreased by 26% in comparison to the same period for 2008. Please tell us if the Company anticipates that the revenue growth rate for fiscal 2009 will still be zero. If not, please tell us the growth rate expected, how that would impact the goodwill analysis performed if that rate was used, and if the change in expectations for fisca1 2009 will impact growth rates in future years.

Company Response:

The decrease in revenues from $47,064 thousand in the six months ended June 30, 2008 to $39,550 thousand in the six months ended June 30, 2009 represents a decrease of 16%. The Company has experienced sequential growth over the recent years, and believes that 2009 is an exceptional and non-representative year.

The economic crisis affected the Company’s revenues in the first half of 2009 as potential and existing customers informed us that they postponed their information technology projects to the following years. In addition, in May 2009 the company made a strategic decision to penetrate new regions such as the Far East and South America. As a result, the Company reevaluated its revenue forecast for fiscal 2009 and for the future years as follows:

Original forecast – In year 2008:
	2009	2010	2011	2012	2013
Growth rate	0%	5%	15%	10%	7%
Revenues	$91.7M	$96.5M	$110.8M	$122.0M	$130.0M

New forecast - June 2009:
	2009	2010	2011	2012	2013
Growth rate	-10%	10%	25%	10%	7%
Revenues	$82.0M	$90.2M	$112.8M	$124.0M	$132.7M

There is a decrease in the first half of 2009. However, the Company’s business is primarily project based. We believe that a significant portion of the reduction in revenues represents the delay of various projects. As a result, we anticipate that the effective growth rate, which has been calculated based on a five year forecast, will not be materially changed and therefore the goodwill analysis performed will not be materially affected. As illustrated in the table above, projections for revenue levels in later years are substantially unchanged, while projections for 2010 and 2011 were adjusted upward to reflect what we believe will represent a catch-up of delayed contracts.

6.
We also note that you applied a 42% control premium to your market capitalization as “supported by recent transaction data in its industry.” Please describe further the market data information considered in determining the appropriateness of the control premium and provide any additional information (both qualitative and quantitative) to support this assumption. Also, revise to disclose the control premium used in your analysis and how it was obtained in your critical accounting policy disclosures.

Company Response:

In response to the Staff’s comment, Exhibit D attached hereto is a proposed revision to a portion of the “Critical Accounting Policies” section with further discussion of the control premium that was used to determine our goodwill analysis. We have indicated in the exhibit that the Company based its assumption on a 42% effective control premium rate which has been calculated based on recent mergers and acquisitions in Israel and abroad involving similar companies that took place during the six months ended March 31, 2009. Following is a sampling of data from various transactions which are representative and within the range of transactions we reviewed:

•	Acquisition of Aladdin Knowledge Systems Ltd. by Vector Capital in January 2009 with a 64% control premium rate. The acquired entity was an Israeli software company traded on the NASDAQ Stock Market.

•	Acquisition of Scopus Video Networks Limited by Harmonic Inc. in December 2008 with a 46% control premium rate. The acquired entity was an Israeli software company traded on the NASDAQ Stock Market.

•	Acquisition of Captaris Inc. by Open Text Corp in September 2008 with a 28% control premium rate. The acquired entity was an American software company traded on the NASDAQ Stock Market.

7.
We have reviewed your reconciliation of changes in goodwill provided in Exhibit H for your response to prior comment 14. Given the volume of activity in accruing and issuing contingent consideration, tell us how you considered enhancing your disclosures in Note 2 to allow investors to be able to clearly reconcile to the increase in goodwill in Note 5. In this regard, it may also be beneficial to provide further detail to your roll forward in Note 5.

Company Response:

In response to the Staff’s comment, Exhibit E attached hereto includes proposed revisions to portions of Note 2 in order to reflect the increase in goodwill for the periods presented. In addition, Exhibit F attached hereto includes a proposed tabular disclosure to be added to Note 5 in order to reconcile Note 5 to Note 2.

8.
We note from your response to prior comment 16 that goodwill derived from your acquisitions is not deductible for tax purposes according to Israeli tax law. Tell us how you considered disclosing this information pursuant to paragraph 52(c)(1) of SFAS 141. Furthermore, please tell us if the Company recorded any deferred tax assets or liabilities for any of your acquisitions during the periods presented for the difference between the assigned values and the tax bases of the assets and liabilities acquired (except for non-deductible goodwill), pursuant to paragraphs 30 and 259 to 260 of SFAS 109. If so, please tell us the amounts of deferred tax assets or liabilities recorded or alternatively, explain why you have not recorded any deferred tax assets or liabilities for such transactions.

Company Response:

In the Company’s response to prior comment 16, the Company stated that goodwill derived from acquisitions is not deductible for tax purposes according to Israeli tax law. Paragraph 52(c)(1) of SFAS 141 states that an entity should disclose the expected amount of goodwill to be deductible for tax purposes. Since goodwill is not deductible there was no amount to be disclosed in accordance to SFAS 141.

Part of the Company’s acquisitions in the periods presented were considered to be asset transactions (such as the acquisitions of the operations of JLC in 2008 and CodeStream in 2006) for which there is no difference between the assigned values and the tax bases of the assets and liabilities recognized in the business combinations. Therefore, no deferred tax assets and liabilities were recorded. With respect to certain stock acquisitions, the Company did not record deferred tax liabilities for the difference between the assigned values and the tax bases of the assets recognized since the impact of the operating loss, net loss, total assets, total liabilities and shareholders’ equity as of December 31, 2007 and 2008 and the years then ended, as applicable, was less than 2%, and we concluded that the amounts were immaterial quantitatively and qualitatively.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 98

9.
We note your response to prior comment 17 and the proposed revised disclosures included in Exhibit I where you intend to provide tabular disclosure for foreign currency exchange risk pursuant to Item 11(a)(i)(A)(1) and the Appendix of Item 11 of Form 20-F. Please also revise to provide tabular disclosures for the Company’s interest rate risk or tell us why you believe such disclosures are not required.

Company Response:

In response to the Staff’s comment, a proposed addition to the disclosure has been included on Exhibit G attached to reflect the Company’s exposure to interest rate risks.

EXHIBIT A

Overview

We ~~have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. As a result,~~concentrate our resources on a single line of business – IT modernization solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of recent acquisitions and other factors described below under “Operating Results,” our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008.

We ~~enhanced~~enhance our solutions and services via internal development of new software tools and ~~through acquisitions and investments. We~~ devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in the Company through our investment in technology and process improvement. In 2008, our investment in research and development amounted to $18.4 million, as compared to $12.7 million in 2007. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and we invest in a skilled and specialized workforce.

In January 2008, we acquired TIS, a company incorporated in Cyprus~~,~~ that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited, or TIS. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. In May 2008, we acquired the activity of JLC, an offshore professional outsourcing center in Nitzni, Russia.

We believe that several factors have significantly contributed to the increasing interest in our solutions and have helped to drive the growth in revenues from services. We continued to strengthen our sales team. Management has devoted significant attention to market awareness and to establishing a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns.

In evaluating our results, we focus on the following key financial and operating data: revenue growth, gross margin, recurring revenues, cash flow and adjusted EBITDA. We measure our revenue growth and recurring revenues as growing percentages year over year. Recurring revenues are also analyzed in terms of revenues from products, revenues from projects based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. Projects and services are priced in an effort to generate a gross margin of not less than 50% on a non-GAAP basis as described below. In addition, cash flow from operating activities is targeted to be positive (see also Item 5.B. Liquidity and Capital resources).

The non-GAAP Measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, stock based compensation and non recurring charges. Stock-based compensation is an incentive for certain individuals who are part of the executive management. Furthermore, such incentives include mainly RSU’s which are measured based on the share price at the grant date. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the Non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, one-time expenses related to cost saving plan and non-cash derivatives expenses. To compensate for these limitations, the Company analyzes adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of operating income (loss) to adjusted EBITDA for the periods indicated:
	2008	2007	2006
Operating income (loss)	(18,352)	2,976	7,376
Amortization of intangible assets	9,110	9,512	5,651
Goodwill impairment	13,328	-	-
Capitalization of software development costs	-	(3,944)	(5,685)
Stock-based and non-cash compensation	2,825	2,794	40
Restructuring expenses and one-time charges	2,338	2,664	-
Adjusted EBITDA	9,249	14,002	7,382

Pursuant to an impairment test performed ~~by us for~~in 2008, ~~based on a third party valuation study,~~ an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, has been identified and was charged to income. This impairment loss is attributed mainly to the effect of the recent global economic and financial crisis on our business as described below.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot ~~know how~~predict the effect of the economic conditions ~~will affect~~on our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008. In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that will have a cost effective impact on the customers’ information technology spending, which is particularly important during a difficult economic environment. We have also implemented initiatives to reduce costs and improve working capital to mitigate the effects of the different related economic conditions on our business.

Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including: global economic trends, like the recent global economic crisis; fluctuations in foreign currencies exchange rates in which we operate compared to the US dollar, our reporting currency; fluctuation in sale of software products; the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

EXHIBIT B

Years Ended December 31, 2008 and 2007

Revenues. Revenues increased 13% from $81.2 million in 2007 to $91.7 million in 2008.

Revenues generated from our services increased by 38%, from $61.7 million in 2007 to $84.9 million in 2008. Our ~~revenue~~services revenues growth is attributable to ~~a number of factors, including~~our acquisitions ~~we made by us, such as the acquisition of TIS and JLC, increases in the number and size of projects for existing clients, and the addition of new clients~~of TIS and JLC which contributed approximately $6.3 million in 2008 revenues in the aggregate, while the remaining increase is attributed to revenue generated from certain sizable information technology modernization projects.

Revenues generated from recurring revenues such as long term services contracts and maintenance as a proportion of revenue increased from 54% in 2007 to 59% in 2008. Revenues generated from legacy modernization, namely turn-key projects and products, as a proportion of revenue decreased from 46% in 2007 to 41% in 2008. Revenues generated from our products (software license) ~~decreased by 65% from~~were $19.6 million in 2007 ~~to $6.9 million in 2008, as in 2007~~when we signed several large-scale software agreements compared to $6.9 million in 2008,  However, in 2008, ~~in which~~ we encountered a growing demand for turn-key projects~~,~~ rather than products sales. Approximately 60% of our revenues in 2008 were derived from financial institutions. Following the economic crisis that accelerated in the second half of 2008, the crisis began to effect our business. There was a decrease in consulting services to existing customers and a number of new customers negotiated lower prices for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing. Although a longer sales cycle in 2008 caused the closing of deals to be delayed into future periods, a strong backlog of deals from 2007 enabled us to maintain revenue growth in 2008.

Gross Margin. Gross margin was 50% in 2008 compared to 55% in 2007. The decrease is attributed mainly to the low revenues from product sales in 2008 compared to 2007, as revenues from products generates a higher margin than revenues from services and turn-key projects.

EXHIBIT C

Note 1 - Summary of Significant Accounting Policies (Cont.):

I.          Goodwill and other purchased intangible assets (Cont.):
The Company performed impairment tests in 2008 and 2007 ~~based on a third party valuation study~~. The goodwill impairment tests are conducted in two steps as set forth in paragraphs 19-20 to SFAS 142 (in 2006 impairment test, the Company did not reach step 2). In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

EXHIBIT D

Critical Accounting Policies

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. In that regard, the Company based its assumption on a 42% effective control premium rate which has been implied from various mergers and acquisitions in Israel and abroad involving similar companies, that took place during the six months ended in March 31, 2009. If our market capitalization stays below the value of our stockholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in ~~a~~ goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

EXHIBIT E

Note 2 - Certain Transactions (cont.):

A.           TIS
In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expands the Company’s products offerings and services.
Under the agreement, the Company paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period . The Company undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, the Company undertook to pay additional incremental consideration based on the growth in TIS' revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year. The Company is in a dispute with TIS regarding the earn-out calculation and therefore, the Company did not pay the down payment for 2008, due in February 2009. The selling shareholders notified us of their intent to submit a claim against us for such payment. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded as of December 31, 2008 amounted to $3.07 million. The Company’s maximum remaining unrecognized liability under this dispute in that regard approximates $5 million.

Note 2 - Certain Transactions (Cont.):

D.           BridgeQuest Inc.
Effective April 2007, the Company entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million.
Under the terms of the transaction, ~~as amended by the parties in~~the Company committed to pay the selling shareholders additional consideration computed based on BridgeQuest revenues and earnings before interest and taxes referred to as EBIT, during 2007-2009. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded for fiscal 2007 amounted to $1.8 million.
Based on an amendment to the agreement effective January 2008, the Company granted to the selling shareholders warrants to purchase 200,000 BluePhoenix’ ordinary shares valued at $2.5 million based on ~~B&S~~the Black-Scholes pricing model on the commitment date upon reaching the relevant milestone~~.~~ that was recorded as additional goodwill in 2008. These warrants were exercised in ~~2008 and paid the selling shareholders an additional consideration of $1.8 million, computed based on BridgeQuest revenues and earnings before interest and taxes, during the period from April 1, 2007 to December 31, 2007.~~2008. On December 31, 2008, the Company signed an additional amendment to the agreement, pursuant to which the Company committed to pay the selling shareholders an amount of $~~1,620,000~~1.6 million as final consideration in connection with the transaction payable as follows: $750,000 on January 31, 2009 which has already been paid; $310,000 on October 1, 2009; and $560,000 on February 15, 2010. ~~This~~The amount of $1.6 million was recorded as ~~a contingent consideration against~~additional goodwill as of December 31, 2008.

Note 2 - Certain Transactions (Cont.):

E.           CodeStream Software Ltd.:
In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, the Company paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December ~~2007,~~2007, an amount of $~~2.1~~2.5 million ~~was~~to be paid in 2008 ~~and~~ was recorded ~~against~~as additional goodwill~~.~~ as of December 31, 2007. In addition, as a contingent consideration for the purchased activity, the Company issued the selling shareholders 400,000 BluePhoenix' ordinary shares in April 2008 valued at $3.8 million based on the share price on the commitment date, upon reaching certain milestone, and undertook to pay an additional amount of $~~2.5~~3.5 million~~. This amount~~ that will be paid in ~~April~~ 2009. ~~All~~The amounts were recorded ~~against~~as additional goodwill as of December 31, 2008.

F.           I-Ter/Informatica & Territorio S.p.A.:
In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, the Company agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. ~~The total~~Based on the above mentioned contingent consideration ~~on behalf of those years~~, the additional amount of goodwill recorded as of December 31, 2007 and 2008 amounted to $~~6.5~~4.6 million and ~~was recorded as goodwill.~~$1.6 million, respectively. The Company’s outstanding liability in this regard as of December 31, 2008 was $1.8 million due in two installments to be paid in the first half of 2009.

EXHIBIT F

Note 5 - Goodwill:
	December 31,
	2008	2007
	(in thousands)
Carrying amount at beginning of year	$49,683	$33,827
Acquired goodwill*	15,651	15,856
Goodwill impairment	(13,328)	-
Carrying amount at the end of the year	$52,006	$49,683

* Including contingent consideration resolving.

TIS Consultants Ltd.	(988)	-
TIS Consultants Ltd.	3,070	-
JLC Russia	710	-
JLC Russia	406	-
Amalgamated Software North America Inc.	-	3,718
Amalgamated Software North America Inc.	(746)	746
BridgeQuest Inc.	2,557	2,257
BridgeQuest Inc.	1,620	1,836
CodeStream Software Ltd.	3,782	2,502
CodeStream Software Ltd.	3,459	-
I-Ter/Informatica & Territorio S.p.A.	1,645	4,608
Others	136	189
	$15,651	$15,856

EXHIBIT G

We have market risk exposure to changes in interest rates on our long-term loans from banks.

The majority of our loans are stated in US Dollars and have variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of these liabilities approximates their fair value as of December 31, 2008. For each 1% upward shift in the LIBOR rate our yearly interest payments will increase by approximately $160 thousand in 2009, $150 in 2010 and $110 in 2011.

Our liabilities, the interest rate they bear and their repayment schedule by currency as of December 31, 2008, are set forth in the table below in US Dollars equivalent terms:

	Total amount	Interest rate	2009	2010	2011	2012 and thereafter
	US $ in thousands
Long-term debt: Variable rate (US $):

Loan from bank	3,000	Libor + 2.5%	1,000	1,000	1,000	-
Loan from bank	3,000	Libor + 3.25%	-	-	3,000	-
Loan from bank	8,000	Libor + 2.8%	-	1,230	2,462	4,308
Loan from bank	2,000	Libor + 2.5%	-	2,000	-	-

Fixed Rate (Euro):
Loan from bank	69	6.3%	21	22	21	5

	16,069		1,021	4,252	6,483	4,313